UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-05418

SUPERVALU INC.

(Exact name of registrant as specified in its charter)

11840 Valley View Road

Eden Prairie, MN, 55344

(952) 828-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, SUPERVALU INC. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SUPERVALU INC.

Date: November 6, 2018	By:	/s/ Jill E. Sutton
Name: Jill E. Sutton
Title: Chief Legal Officer and Secretary

*On October 22, 2018, pursuant to the Agreement and Plan of Merger, dated as of July 25, 2018, by and among SUPERVALU INC. (the “Registrant”), SUPERVALU Enterprises, Inc., a Delaware corporation, United Natural Foods, Inc., a Delaware corporation, (“UNFI”), and Jedi Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of UNFI (“Merger Sub”), as amended, Merger Sub merged with and into the Registrant, with the Registrant surviving as a wholly owned subsidiary of UNFI.